Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

June 21, 2011

UPDATE ON COMBINATION WITH NYSE EURONEXT:

DEUTSCHE BÖRSE NOTICE TO SHAREHOLDERS

REGARDING MECHANICS OF ALPHA BETA EXCHANGE OFFER
SCHEDULED TO EXPIRE ON 13 JULY 2011

In response to shareholder inquiries, Deutsche Börse AG (“Deutsche Börse”) has issued the following notice regarding relevant deadlines and related information with respect to the offer by Alpha Beta Netherlands Holding N.V. (“Alpha Beta”) to exchange one share of Alpha Beta for each share of Deutsche Börse (the “Offer”):

  The Offer is scheduled to expire on 13 July 2011.

  The Offer is conditioned upon, among other things:

    owners of a majority of the outstanding shares of NYSE Euronext (“NYX”) approving the proposed merger of a wholly-owned subsidiary of Alpha Beta with and into NYX in person or by proxy in a vote to be held at a special meeting of NYX shareholders, scheduled for 7 July 2011; and

    owners of 75 percent of the issued ordinary shares of Deutsche Börse tendering their shares by 13 July 2011 at the latest.

  Each ordinary Deutsche Börse share tendered by 13 July 2011 is marked as a “Tendered Share” and is immediately tradable under a new ISIN (DE000A1KRND6) on the Frankfurt Stock Exchange via Xetra until exchanged into Alpha Beta shares upon completion of the combination. Once more than 50 percent of the ordinary Deutsche Börse shares have been tendered by the end of the initial tender period, the Tendered Share class will replace the current Deutsche Börse ordinary shares as DAX components.

  Deutsche Börse shares will be replaced in STOXX indices by Deutsche Börse-tendered shares (DE000A1KRND6) with two trading days notice, provided an acceptance threshold of at least 75 percent is reached by 13 July 2011 or at any time throughout the extended period. The new free float market capitalisation will reflect the reached acceptance level.

  With an increasing amount of ordinary Deutsche Börse shares tendered until 13 July 2011, there is a strong probability that the liquidity of the untendered Deutsche Börse ordinary shares (ISIN: DE0005810055) will be significantly lower than the liquidity of the Tendered Shares (ISIN: DE000A1KRND6).

  Only those Deutsche Börse shareholders who have tendered their ordinary shares, and therefore upon consummation of the transaction receive Alpha Beta shares in exchange for their Deutsche Börse ordinary shares, will be entitled to receive the previously announced €2.00 special dividend that NYX and Deutsche Börse have recommended to be paid by Alpha Beta following the completion of the combination.

  Both the Executive Committee and the Supervisory Board of Deutsche Börse recommend that Deutsche Börse shareholders tender their shares into the Offer no later than 13 July 2011.

  Once the combination has been completed, it is anticipated that tendering shareholders will benefit from:

o        the compelling strategic logic of a transaction creating the world’s largest, most-recognised capital-raising venue, as well as the global leader in all of the combined entity’s key business areas, such as derivatives, risk and collateral management and market data and analytics;

o        the combined group’s enhanced growth profile, stemming from its excellent position to expand in emerging markets and into new asset classes; and

o        significant value creation, supported by estimated combined revenue and cost synergies of €550 million per year.

  Upon completion of the combination, Alpha Beta shares will be listed in Frankfurt, New York, and Paris.

  In order to exchange Deutsche Börse shares into Alpha Beta shares, instructions to tender must be provided to the respective depository bank by 13 July 2011 at the latest. Depository banks should be contacted well ahead of the expiration of the exchange offer on 13 July 2011 to ensure that Deutsche Börse shares can be exchanged in time.

  Additional information about the Offer can be found at www.global-exchange-operator.com; and

  Questions regarding the Offer and related issues can be directed to Deutsche Börse Investor Relations at +49 (69) 211 12433 or to D.F. King, the information agent for the Offer, European Toll-Free at 00 800 5464 5464 (Banks and Brokers call +44 20 7920 9700), North American Toll-Free 1 (800) 735-3591 (Banks and Brokers call 1 (212) 269-5550.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding's offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC's website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext's website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding's website at www.global-exchange-operator.com.  Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction.

Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document.

Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.